UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

CHICAGO MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

CEGEKA GROEP NV

(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Stephan Daems

Cegeka Groep NV

Chief Financial Officer

Corda3, Kempische Steenweg 307

B-3500 Hasselt

Belgium

+32 475 62 59 70

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jonathan Klein

Brian Wohlberg

DLA Piper LLP (US)

1251 6th Ave.

New York, NY 10020

212-335-4902

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Chicago Merger Sub, Inc., a New York corporation (“Merger Sub”) and wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Cegeka”), for all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Computer Task Group, Incorporated, a New York corporation (“CTG”), at a price of $10.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of August 9, 2023, by and among Cegeka, Merger Sub, and CTG.

Important Information

The tender offer for all of the outstanding common stock of CTG referred to in this filing and related exhibits has not yet commenced. The description contained in this filing and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Cegeka will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the common stock of CTG will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Cegeka will file a tender offer statement on Schedule TO and thereafter CTG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Cegeka and when available may be obtained by directing a request to the information agent for the tender offer that will be named in the Schedule TO and related offer documents. Copies of the documents filed with the SEC by CTG will be available free of charge on CTG’s internet website at www.ctg.com or by contacting CTG’s Investor Relations Department at (716) 887-7368.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Cegeka, as well as the solicitation/recommendation statement filed by CTG, CTG will also file periodic and current reports with the SEC. You may read and copy any reports or other information filed by Cegeka or CTG at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CTG’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This filing and related exhibits contain statements that constitute “forward looking statements,” including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, including statements regarding the proposed acquisition of CTG by Cegeka (the “Proposed Acquisition”), in contrast with statements that reflect historical facts. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to Cegeka and CTG. However, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including, but not limited to, the ability of the parties to satisfy the closing conditions for the Proposed Acquisition on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Acquisition; statements about the expected timetable for completing the Proposed Acquisition; uncertainties as to how many of CTG’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of events that may give rise to a right of one or both of Cegeka and CTG to terminate the merger agreement; negative effects of the announcement of the Proposed Acquisition on the market price of CTG’s common stock and/or on its business, financial condition, results of operations and financial performance (including the ability of CTG to maintain relationships with its customers, suppliers and others with whom it does business); the effects of the Proposed Acquisition (or the announcement thereof) on CTG’s ability to retain and hire qualified professional staff and talent, including technical, sales and management personnel; competition for clients; the increased bargaining power of CTG’s large clients; the occurrence of cyber incidents and CTG’s ability to protect confidential client data; the partial or complete loss of the revenue CTG generates from its largest client, International Business Machines Corporation (IBM); the uncertainty of CTG’s clients’ implementations of cost reduction projects; the mix of work at CTG between IT Solutions and Services and Non-Strategic Technology Services, and the risk of disengaging from Non-Strategic Technology Services; currency exchange risks; risks associated with CTG’s domestic and foreign operations, including uncertainty and business interruptions resulting from political changes and actions in the U.S. and abroad, such as the conflict between Russian and Ukraine and recent developments in China, and volatility in the global credit and financial markets and economy; renegotiations, nullification, or breaches of contracts with clients, vendors, subcontractors or other parties; the impact of current and future laws and government regulations, as well as repeal or modification of such, affecting the IT solutions and services industry, taxes and CTG’s operations in particular; industry, economic, and political conditions, including fluctuations in demand for IT services; and consolidation among CTG’s competitors or clients. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the control of Cegeka and CTG and could cause actual results to differ materially. The forward-looking statements included in this filing and related exhibits are made only as of the date hereof. Cegeka and CTG do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

A further description of risks and uncertainties relating to CTG can be found in CTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, and in other documents filed from time to time with the SEC by CTG and available at www.sec.gov and www.ctg.com.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release issued by Cegeka Groep NV and Computer Task Group, Incorporated on August 9, 2023.

99.2	Employee Q&A issued by Cegeka Groep NV on August 9, 2023.

99.3	Email from CEO of Cegeka Groep NV to Employees of Cegeka Groep NV, dated August 9, 2023.

99.4	Form of Holding Statement

99.5	Social Media Post